GREEN MOUNTAIN POWER CORPORATION
                              EMPLOYEE SAVINGS AND
                            INVESTMENT PLAN AND TRUST

                       Financial Statements and Schedules

                        December 31, 2001, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                        GREEN MOUNTAIN POWER CORPORATION
                 EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST




                                TABLE OF CONTENTS





          PAGE


Independent  Auditors'  Report     1


Financial  Statements:

     Statements  of  Net  Assets  Available  for  Plan  Benefits     2

     Statements  of  Changes  in  Net  Assets  Available for Plan Benefits     3

     Notes  to  Financial  Statements     4


Supplementary  Schedules:

   SCHEDULE

        1    Schedule  H,  Line  4i  -  Assets  Held  at  Year  End     10

        2    Schedule  H,  Line  4j  -  Reportable  Transactions     11

        3    Schedule  G,  Part  III  -  Nonexempt  Transactions     12

                          INDEPENDENT AUDITORS' REPORT


The  Retirement  Board
Green  Mountain  Power  Corporation
   Employee  Savings  and  Investment  Plan  and  Trust:


We have audited the accompanying statements of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held at year end, reportable transactions and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June  17,  2002
Burlington,  Vermont
KPMG,LLP


Vt.  Reg.  No.  92-0000241

GREEN  MOUNTAIN  POWER  CORPORATION
Employee  Savings  and  Investment  Plan  and  Trust

Statements  of  Net  Assets  Available  for  Plan  Benefits

December  31,  2001  and  2000


                                                         2001         2000
                                                      -----------  -----------
Assets:
Investments at fair value:
Green Mountain Power Corporation, common stock,
cost $2,341,258 and $2,138,400, respectively . . . .  $ 3,301,978  $ 2,191,258
Registered investment companies, cost
$18,608,015 and $18,810,915, respectively. . . . . .   17,866,507   19,662,313
                                                      -----------  -----------


                                                       21,168,485   21,853,571

Investments at cost, which approximates fair value:
Participants' loans. . . . . . . . . . . . . . . . .      608,170      585,824
                                                      -----------  -----------


Total investments. . . . . . . . . . . . . . . . . .   21,776,655   22,439,395
                                                      -----------  -----------



Net assets available for Plan benefits . . . . . . .  $21,776,655  $22,439,395
                                                      ===========  ===========


See  accompanying  notes  to  financial  statements.


GREEN  MOUNTAIN  POWER  CORPORATION
Employee  Savings  and  Investment  Plan  and  Trust

Statements  of  Changes  in  Net  Assets  Available  for  Plan  Benefits

Years  ended  December  31,  2001,  2000  and  1999


                                                  2001          2000         1999
                                              ------------  ------------  -----------
Investment income (loss):
Interest . . . . . . . . . . . . . . . . . .  $    39,881   $    24,918   $   204,251
Dividends. . . . . . . . . . . . . . . . . .      495,128     1,548,294       889,448
Net appreciation (depreciation) in fair
value of investments . . . . . . . . . . . .     (747,774)   (1,506,097)    3,303,029
                                              ------------  ------------  -----------

                                                 (212,765)       67,115     4,396,728
                                              ------------  ------------  -----------

Contributions:
Employer . . . . . . . . . . . . . . . . . .      361,102       390,913       420,901
Participant. . . . . . . . . . . . . . . . .    1,022,150       980,369     1,116,295
                                              ------------  ------------  -----------

                                                1,383,252     1,371,282     1,537,196
                                              ------------  ------------  -----------


Net additions. . . . . . . . . . . . . . . .    1,170,487     1,438,397     5,933,924
                                              ------------  ------------  -----------



Administrative expenses. . . . . . . . . . .       33,784        27,436        37,260

Participants' withdrawals and distributions.    1,799,443     1,839,662     5,387,658
                                              ------------  ------------  -----------


Total deductions . . . . . . . . . . . . . .    1,833,227     1,867,098     5,424,918
                                              ------------  ------------  -----------


Net increase (decrease). . . . . . . . . . .     (662,740)     (428,701)      509,006


Net assets available for Plan benefits:
Beginning of year. . . . . . . . . . . . . .   22,439,395    22,868,096    22,359,090
                                              ------------  ------------  -----------


End of year. . . . . . . . . . . . . . . . .  $21,776,655   $22,439,395   $22,868,096
                                              ============  ============  ===========




See  accompanying  notes  to  financial  statements.

                        GREEN MOUNTAIN POWER CORPORATION
                 EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999


(1)     PLAN  DESCRIPTION

The following description of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(A)     GENERAL

The Plan is a defined contribution plan established by Green Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the Company).

The Company's Retirement Board is the Plan Administrator with the authority to control and manage the operation and administration of the Plan. The Plan's assets are held by the Trustee of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


(B)     CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributed $.50 for every $1.00 contributed by the participant on the first 6% of the participant's eligible compensation until January 31, 1999, when the Company began contributing 100% of the first 4% of contributions made by the participants.


(C)     PARTICIPANT  ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and plan earnings, and charged with participant's withdrawals, distributions and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, net of applicable Federal tax.


(D)     VESTING

Participants are immediately vested in their voluntary contributions as well as the employers' contribution and any earnings thereon.

                        GREEN MOUNTAIN POWER CORPORATION
                 EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999


(E)     INVESTMENT  OPTIONS

Upon enrollment participants may direct their contributions to any of the following investment options in 1% increments:

Intermediate  Term Treasury Fund - This fund is invested in U.S. Treasury bills,
--------------------------------
notes  and  bonds.

Value  Fund  -  A  conservative  equity  fund  seeking long-term capital growth.
-----------
Income  is  a  secondary  objective.
-----

International  Discovery  Fund  -  Emerging growth fund seeking long-term growth
------------------------------
primarily  through  a diversified international portfolio of equity investments.
---

Strategic  Allocation Funds: Conservative/Moderate/Aggressive - Asset allocation
-------------------------------------------------------------
funds that invest in stocks, bonds and money market securities. This diversification of these investments depends on the objective; whether it is conservative, moderate or aggressive.

Premium Capital Reserve Fund - This fund is invested in high quality U.S. dollar
----------------------------
denominated money market instruments and other short-term obligations of banks, governments and corporations.

Charles Schwab Fund - With a minimum amount of $1,000 an individual can purchase
-------------------
investments that are offered through Schwab. These investments include mutual funds, over-the-counter stocks, certificates of deposits, money markets, and federally backed investments and bonds. A participant may not reallocate more than 50% of their total balance to this investment group.

Baron Asset Fund - A small mid-cap growth fund seeking capital appreciation. Investments are primarily in small and mid-cap companies with market values
--
between  $100  million  and  $5  billion.
--

U.S. Small Company Fund - A fund that invests in small U.S. companies seeking to
-----------------------
outperform the Russell 2000 index. Investment strategies include spreading risk among many different industries so performance is less dependent on one particular industry.

International  Growth  Fund  -  A  fund  seeking  capital  growth through equity
---------------------------
securities  of  small  foreign companies.  The high return potential corresponds
-------
with  high  price  fluctuation.
--

Equity  Index  Fund  -  This  fund  seeks  to  match investment results with the
-------------------
Standard  &  Poor's  500  Composite  Stock  Index.  Stock  mixes are weighted as
-------
similar  to  the  S&P  500  Index  as  possible.
------

                        GREEN MOUNTAIN POWER CORPORATION
                 EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999


GMP  Stock  Fund  -  This  fund  is invested in Green Mountain Power Corporation
----------------
common  stock,  a  participating  employer.
-----

Participants may change their investment options daily. During 1999 the Vista Fund and the Barclay's Equity Index Fund were removed and the Baron Asset Fund, U.S. Small Company Fund, International Growth Fund and Equity Index Fund were added as investment options.

The following number of employees were participating in each investment fund at December 31, 2001 and 2000:


                                        2001  2000
                                        ----  ----
Baron Asset Fund . . . . . . . . . . .   136   135
U.S. Small Company Fund. . . . . . . .    50    40
GMP Stock Fund . . . . . . . . . . . .   300   285
Intermediate Term Treasury Fund. . . .    62     4
Value Fund . . . . . . . . . . . . . .   129   112
International Discovery Fund . . . . .   155   161
Strategic Allocation Conservative Fund    49    47
Strategic Allocation Moderate Fund . .   138   137
Strategic Allocation Aggressive Fund .   145   144
Premium Capital Reserve Fund . . . . .    71    71
Charles Schwab Fund. . . . . . . . . .     3     3
Equity Index Fund. . . . . . . . . . .   156   162
International Growth Fund. . . . . . .    46    48

(F)     PARTICIPANTS'  LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from(to) the participant loan fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the Trustee's prime rate. Principal and interest is paid ratably through monthly payroll deductions.


(G)     PAYMENT  OF  BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or to purchase an annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

                        GREEN MOUNTAIN POWER CORPORATION
                 EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999


(2)     SUMMARY  OF  ACCOUNTING  POLICIES

(A)     BASIS  OF  ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

(B)     USE  OF  ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(C)     INVESTMENT  VALUATION  AND  INCOME  RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

(D)     PAYMENT  OF  BENEFITS

Benefits  are  recorded  when  paid.


(3)     RELATED  PARTY  TRANSACTIONS

The Plan's investments are held in trust by UMB Bank, N.A. and managed by American Century Recordkeeping Services. The Plan's administrative expenses represent fees paid for these services and qualify as party-in-interest transactions. Automatic Data Processing, Inc. provides payroll processing for the Company and qualifies as a party-in-interest, however the Company pays for the cost of the services directly.


(4)     PLAN  TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA.

                        GREEN MOUNTAIN POWER CORPORATION
                 EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999


(5)     INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2001 and 2000 are as follows:


                                         2001        2000
                                      ----------  ----------
Value Fund . . . . . . . . . . . . .  $2,447,903  $1,937,050
International Discovery Fund . . . .   2,709,068   3,626,663
Strategic Allocation Moderate Fund .   2,220,409   2,472,098
Strategic Allocation Aggressive Fund   2,201,568   2,450,577
Premium Capital Reserve Fund . . . .   1,478,713   1,321,501
Equity Index Fund. . . . . . . . . .   3,126,519   3,888,677
Baron Asset Fund . . . . . . . . . .   1,263,571   1,493,982
GMP Stock Fund . . . . . . . . . . .   3,301,978   2,191,258

(6)     TAX  STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 26, 1995, that the Plan is qualified under the Internal Revenue Code
(IRC) section 401(a) and the trust is tax-exempt under IRC 501(a). The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan's tax counsel, the Plan has operated within the terms of the Plan and should remain qualified under the applicable provisions of the IRC.


(7)     REALIZED  GAIN  (LOSS)  ON  SALE  OF  INVESTMENTS

Aggregate cost, proceeds and realized net gain (loss) on investment transactions were as follows for the years ended December 31, 2001, 2000 and 1999:

                                      Green Mountain     Registered
                                   Power Corporation     Investment
                                        Common Stock    Companies       Total
                                       --------------  ------------  ------------
2001
Aggregate proceeds. . . . . . . . . .  $   1,133,439   $ 2,953,750   $ 4,087,189
Aggregate cost(based on average cost)       (959,299)   (3,190,620)   (4,149,919)
                                       --------------  ------------  ------------
Net gain(loss). . . . . . . . . . . .  $     174,140   $  (236,870)  $   (62,730)
                                       ==============  ============  ============

2000
Aggregate proceeds. . . . . . . . . .  $     356,875   $ 4,112,491   $ 4,469,366
Aggregate cost(based on average cost)       (460,674)   (3,707,641)   (4,168,315)
                                       --------------  ------------  ------------
Net gain(loss). . . . . . . . . . . .  $    (103,799)  $   404,850   $   301,051
                                       ==============  ============  ============

1999
Aggregate proceeds. . . . . . . . . .  $     315,443   $10,175,188   $10,490,631
Aggregate cost(based on average cost)       (447,274)   (8,082,512)   (8,529,786)
                                       --------------  ------------  ------------
Net gain(loss). . . . . . . . . . . .  $    (131,831)  $ 2,092,676   $ 1,960,845
                                       ==============  ============  ============




(8)     NET  UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The  following  summarizes  the  changes  in  net  unrealized  appreciation
(depreciation) in fair value of investments for the years ended December 31, 2001, 2000 and 1999:


   Beginning of     Increase     End of
         Year      (Decrease)      Year
      ----------  ------------  ----------
2001  $  904,256  $  (685,044)  $  219,212
2000   2,711,404   (1,807,148)     904,256
1999   1,369,220    1,342,184    2,711,404




(9)     PROHIBITED  PARTY-IN-INTEREST  TRANSACTION

During the 2000 audit the Plan administrator discovered that the quarterly employer contributions were calculated based upon inaccurate eligible earnings since the Company outsourced its payroll processing in 1999. In 2001 the Company contributed $13,852 to make the Plan whole.

During the 2001 audit, the Plan Administrator discovered that an administrative fee was paid by the Plan which was not an obligation of the Plan. The Plan was made whole during 2001 with a contribution of $506.








              GREEN MOUNTAIN POWER CORPORATION               SCHEDULE 1
     Employee  Savings  and  Investment  Plan  and  Trust

     Schedule  H,  Line  4i  -  Assets  Held  at  Year  End

      December  31,  2001
                                           (C) NUMBER
                                            OF SHARES,
                                     UNITS     (E) CURRENT

(B) IDENTITY OF ISSUE                             OR LOANS      VALUE
------------------------------------------------  ---------  -----------

*Green Mountain Power Corporation, common stock.    176,950  $ 3,301,978
  American Century:
*Intermediate Term Treasury Fund . . . . . . . .     94,932    1,024,317
*Value Fund. . . . . . . . . . . . . . . . . . .    349,700    2,447,903
*International Discovery Fund. . . . . . . . . .    264,557    2,709,068
*Strategic Allocation Conservative Fund. . . . .    100,754      526,947
*Strategic Allocation Moderate Fund. . . . . . .    375,703    2,220,409
*Strategic Allocation Aggressive Fund. . . . . .    339,748    2,201,568
*Premium Capital Reserve Fund. . . . . . . . . .  1,478,713    1,478,713
*International Growth Fund . . . . . . . . . . .     46,227      368,433
*Equity Index Fund . . . . . . . . . . . . . . .    681,158    3,126,519

  Baron Asset Fund . . . . . . . . . . . . . . .     28,420    1,263,571

  U.S. Small Company Fund. . . . . . . . . . . .     19,291      242,500

  Charles Schwab Fund. . . . . . . . . . . . . .    256,559      256,559


  *Participants' loans, interest rates ranging .         91      608,170
   from 5% to 9.5%
Total investments                                            $21,776,655
                                                             ===========





     Note: There were no assets held for investment which were both acquired and disposed during the Plan year, except for securities purchased from a broker/dealer and listed on a national securities exchange

     *  Party-in-interest

     See  accompanying  independent  auditors'  report.


                GREEN MOUNTAIN POWER CORPORATION                         SCHEDULE 2
     Employee  Savings  and  Investment  Plan  and  Trust

     Schedule  H,  Line  4j  -  Reportable  Transactions

     Year  ended  December  31,  2001
                                                                      (H) CURRENT
                                                                        VALUE OF
                                (C) PURCHASE (D) SELLING (G) COST OF     ASSET ON     (I) NET GAIN
(A) IDENTITY OF PARTY INVOLVED       PRICE        PRICE      ASSET     TRANS. DATE   OR (LOSS)
---------------------------------  ----------  --------  ----------  ------------  ----------
Green Mountain Power Corporation,
common stock. . . . . . . . . . .  $1,032,443  $      -  $1,032,443  $  1,032,443  $        -

Green Mountain Power Corporation,
common stock. . . . . . . . . . .  $        -  $973,608  $  799,468  $    973,608  $  174,140





     Note:  Reportable  transactions,  for  the  purpose  of this schedule, are:

     (a) Any single transaction within the Plan year, with respect to any Plan asset, in excess of 5%
     of  the  fair value of Plan assets as of the beginning of the Plan year; or

     (b) Series of transactions within the Plan year with, or in conjunction with, the same person, involving property other than securities, that amount in the aggregate to more than 5% of the fair  value  of  Plan  assets  as  of  the  beginning  of the Plan year; or

     (c) Series of transactions within the Plan year with respect to securities of the same issue that amount in the aggregate to more than 5% of the fair value of Plan assets at the beginning of the  Plan  year;  or

(d) Any "Securities" transaction within the Plan year with or in conjunction with a person, if any prior or subsequent securities transaction has occurred with that same person in an amount in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.



     See  accompanying  independent  auditors'  report.

                                                                                    SCHEDULE 3
     GREEN  MOUNTAIN  POWER  CORPORATION
     Employee  Savings  and  Investment  Plan  and  Trust

     Schedule  G,  Part  III  -  Nonexempt  Transactions

     Year  ended  December  31,  2001

                RELATIONSHIP OF                                                       EXPENSES                          NET GAIN
                PLAN EMPLOYER                                                         INCURRED     COST    CURRENT     OR (LOSS)
IDENTITY OF     OR OTHER                DESCRIPTION OF    PURCHASE SELLING   LEASE     WITH         OF     VALUE OF     ON EACH
PARTY INVOLVED  PARTY-IN-INTEREST         TRANSACTION        PRICE   PRICE   RENTAL   TRANSACTION   ASSET   ASSET   TRANSACTION
--------------  ------------------  -----------------------  ------  ------  -------  ------------  ------  ------  ------------
                Plan Administrator  Administrative expenses
                                    paid that were not
                                    Plan obligations         $    -  $    -  $     -  $          -  $7,754  $7,248  $        506




     See  accompanying  independent  auditors'  report.



                        CONSENT OF INDEPENDENT AUDITORS'









We consent to the inclusion in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the years ended December 31, 2001, 2000 and 1999, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust of our report dated June 17, 2002.






June  28,  2002
KPMG  LLP
Burlington,  Vermont









June  28,  2002
KPMG  LLP
Burlington,  Vermont

15

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board of Green Mountain Power Corporation, which administers the
Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              GREEN  MOUNTAIN  POWER  CORPORATION
                              EMPLOYEE  SAVINGS  AND  INVESTMENT
                              PLAN  AND  TRUST

                              By:  /s/Robert  J.  Griffin
                                      -------------------
                              Robert  J.  Griffin  Chairperson  of
                              The  Retirement  Board  of  Directors

June  28,  2002